U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K ☐Form 20-F ☒Form 11-K ☐ Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2006

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I - Registrant Information
World Acceptance Corporation Retirement Savings Plan Full Name of Registrant
____________________ Former Name if Applicable

108 Frederick Street Address of Principal Executive Office (street and number)

Greenville, South Carolina 29607 City, State and Zip Code

Part II- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

The registrant is unable to timely file its Annual Report on Form 11-K for the year ended December 31, 2006 (the “Form 11-K”) due to delays in receiving data from the trustee of the World Acceptance Corporation Retirement Savings Plan necessary to complete the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits required to be included in the Form 11-K.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Kelly M. Malson	(864)	298-9800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☐Yes ☒ No

* * *

     World Acceptance Corporation Retirement Savings Plan
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2007	WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

	By:	World Acceptance Corporation Retirement Savings Plan Advisory Committee

	By:	/s/ A. A. McLean III
A. Alexander McLean, III, Committee Member and Chief Executive Officer